UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 09, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 9 January 2023

Orange and the Canal+ Group have signed a memorandum of understanding regarding the acquisition of OCS and Orange Studio by the Canal+ Group

Orange and the Canal+ Group today announced the signature of a memorandum of understanding anticipating the acquisition by the Canal+ Group of all capital held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of the two companies following this transaction.

The quality of OCS service and content - currently distributed by all ISPs as well as within Canal+ cinema series offers - is recognized by both industry professionals and consumers. Orange Studio has more than 200 co-productions to its credit as well as a catalog of nearly 1,800 audiovisual and cinematographic works, including Oscar-winning and emblematic films such as The Artist or The Father.

Since their creation in 2007 and 2008 respectively, competition in the audiovisual sector, particularly for OCS, has continued to intensify with the emergence of powerful international platforms. Given this context, Orange has endeavored to ensure the continued development of these two subsidiaries while preserving jobs and the p-financing of audiovisual content. To ensure these objectives, Orange entered discussions with the Canal+ Group, its historic partner and a recognized European player in the creation and distribution of content. Canal+ is already a 33.34% shareholder of OCS since 2012 and is its leading distributor. The leading film and television studio in Europe, StudioCanal has many assets to promote the Orange Studio catalog.

The operation will be presented to employee representative bodies and will be notified to the French Competition Authority.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.5 billion euros in 2021 and 136,500 employees worldwide at 30 September 2022, including 75,000 employees in France. The Group has a total customer base of 286 million customers worldwide at 30 September 2022, including 240 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: Orange

Emmanuel Gauthier : emmanuel2.gauthier ; +33 6 76 74 14 54

Sylvain Bruno : sylvain.bruno@orange.com ; +33 6 86 17 88 89

About CANAL+ Group

The CANAL+ Group, a subsidiary of Vivendi, is a major player in the creation and distribution of content worldwide, with nearly 24 million subscribers, a presence in more than 50 countries and 7,500 employees in all continents. The CANAL+ Group has nearly 10 million subscribers in France and nearly 7 million in Africa.

The CANAL+ Group is a major player in the publishing and marketing of television channels with 116 linear and linear channels produced in-house. It aggregates the main thematic channels and global content platforms such as Netflix, Disney+ and Paramount+.

With nearly 3.4 billion euros invested in content each year, it is a key player in sport (the main funder of football and rugby in France), cinema (the leading funder in France and Poland), and even series (in particular more than 50 Original series per year in more than 14 languages).

With the support of its subsidiary STUDIOCANAL, which owns 10 production companies in 7 European countries, the CANAL+ Group is the leading producer and distributor of feature films and TV series in Europe. It has a catalog of nearly 7,000 titles from more than 60 countries. Finally, it is also a key digital player with its CANAL+/myCanal application, whose international deployment is accelerating with a presence in around thirty countries to date.

Press contacts: CANAL+ Group

Olivia Abehassera : olivia.abehassera@canal-plus.com ; +33 1 71 35 19 66

ORANGE

Date: January 09, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations